UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fluent Forever Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 12, 2018

Physical Address of Issuer:

2045 W Grand Ave, Ste B #36463, Chicago, IL 60612

Website of Issuer:

http://fluent-forever.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$992,300	$979,636
Cash & Cash Equivalents	$238,099	$148,653
Accounts Receivable	$15,073	$15,340
Short-term Debt	$254,486	$522,063
Long-term Debt	$237,199	$242,175
Revenues/Sales	$1,497,366	$2,115,452
Cost of Goods Sold	$430,403	$736,397
Taxes Paid	$5,342	$0
Net Income	$175,316	-$1,491,048


April 30, 2024

FORM C-AR

Fluent Forever Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fluent Forever Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://fluent-forever.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 30, 2024.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Fluent Forever Inc. (the "Company") is a Delaware Corporation, formed on April 12, 2018. The Company is currently also conducting business under the name of "Fluent Forever".

The Company is located at 2045 W Grand Ave, Ste B PMB 36463, Chicago, IL 60612.

The Company's website is http://fluent-forever.com.

The Company conducts business in the United States and sells products through the internet throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on April 12, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected.   In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C-AR is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places and could cause temporary or long-term disruptions in the normal interactions of people that benefit from our products and services.   Such risks could also adversely affect our customers' financial condition, resulting in reduced spending on our products and services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's authorized capital stock consists of 8,000,000 shares of common stock and 3,737,454 shares of preferred stock. At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,812,129 shares of Common Stock and 3,594,519 shares of Preferred Stock will be issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted with our service providers and we were not able to find alternate third-party providers, we could experience disruptions in our operations and higher costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by offloading credit card storage to outside providers and keeping access to our back-end services restricted. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Heather Tucker and Gabriel Wyner who are CEO, and Executive Chairman of the Company. The Company has or intends to enter into employment agreements with Heather Tucker and Gabriel Wyner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Heather Tucker, Gabriel Wyner or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Heather Tucker and Gabriel Wyner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Heather Tucker and Gabriel Wyner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of languages that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

B2B customers, such as schools, large multinational corporations in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Demand tends to go up when people are making New Years' resolutions, or when pandemics strike. Demand may go down when pandemic restrictions are lifted. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to learn languages for professional and personal development. Demand for these skills tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial and federal government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through the Apple App Store and the Google Play Store who distribute products from competing developers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Fluent Forever is a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months.

Business Plan

Fluent Forever is a subscription language learning app rooted in neuroscience as described in the Wall Street Journal National Best-Seller by the same name. Subscriptions are $9.99 for one month, $8.99/month for six months, $7.99/month for twelve months and $6.99/month for twenty four months. Customers can access our app for free for 14 days, and then need a subscription to do more. In addition, we offer combined app + coaching subscriptions for $89-289/month. We offer content to learn Spanish-Latin American, Spanish-European, French, Italian, German, Brazilian Portuguese, Japanese, Dutch, Hebrew, Mandarin and Korean. We intend to offer English as a Second Language in our coaching programs later on.

History of the Business

Fluent Forever Holdings Inc is an S Corp owned 100% by founder Gabe Wyner that transferred all cash and assets to Fluent Forever Inc, a C Corp. Gabe's founder shares of the C Corp are owned by the S Corp.

Currently we sell pronunciation trainers and word lists on our website, along with subscriptions to our app and coaching products.

The Company's Products and/or Services

Pronunciation Trainers	These trainers are apps, designed to train your ears in the pronunciation system of a new language in 2-3 weeks. There's a lot of research behind these, which you can learn about on this page. They run inside of the free Anki app.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Word Lists	These are professionally translated lists of my 625 words, arranged in an order that makes them 10% easier and faster to memorize than a randomized list, and nearly 200% easier to memorize when compared with a thematic word list (where you learn colors, then professions, then parts of the body, etc.). Lots of research behind these, too, which you can learn about on this page. The lists are beautifully typeset and contain 90 illustrations by 10 famous web comics.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Subscription App	The app aids in language learning and retention by using Fluent Forever's pronunciation trainers and word lists and leveraging technology for spaced repetition of knowledge.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.
Coaching Subscriptions	Pairing native speakers with students eager to learn in a virtual environment with a low student: teacher ratio.	People who want to learn Arabic, Cantonese, Mandarin, Dutch, French, German, Hebrew, Hungarian, Italian, Japanese, Korean, Portuguese, Russian, or Spanish. And people who speak one of those languages and want to learn English.

Coaching platform will be expanded in terms of languages offered and number of coaches available.

The Company sells access to the Fluent Forever app and subscription coaching on its website (fluent-forever.com), Google Play store and Apple App Store.

Competition

The Company's primary competitors include Duolingo, Rosetta Stone, and Babbel.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. However, despite large market share and massive advertising budgets, many of our competitors' products do not deliver. We see a significant opportunity to grab market share and expand the size of the market with an easy-to-use product that successfully delivers language acquisition.

Customer Base

Our customers are world-wide individual language learners primarily in the US and Europe.

Supply Chain

The Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

The Company has received federal trademark registrations with the United States Patent and Trademark Office for the service marks listed below:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
5804435	FLUENT FOREVER	Service Mark	November 21, 2018	July 16, 2019	USA
6329182	FLUENT FOREVER	Service Mark	May 21, 2018	April 20, 2021	USA

The Company has filed for the following patents with the United States Patent and Trademark Office:

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
11288976	LANGUAGE FLUENCY SYSTEM	The present invention relates to a system for teaching language fluency and, more specifically, relates to a software based system for teaching foreign languages.	October 4, 2018	March 29, 2022	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gabriel Wyner	Founder, Executive Chairman and Director	Fluent Forever, Inc., CEO, April 2018 – December 2022 and Executive Chairman from December 2022 – Present. Responsibilities: Investor outreach, pedagogy, product design Author: Fluent Forever	University of Southern California, Bachelors in Mechanical Engineering (2007)
Heather Tucker	Chief Executive Officer	Fluent Forever, Inc., Vice President of Operations, April 2018–December 2022 and CEO, December 2022 - Present. Responsibilities: Operations, strategy, team culture and management	MSc Criminology and Criminal Psychology, University of Portsmouth (2010)
Ashley Whitehurst	Director (Preferred Stockholder Representative)	The LAUNCH Partnership, LLC, Managing Director of Syndicates, May 2015 - Present. Responsibilities: Syndicate & Fund Management, Management Company Operations Fluent Forever, Inc., Director, October 2020 – Present. Responsibilities: Represent the interests of the Company's Preferred Stockholders on matters considered by the Company's Board of Directors	San Diego University, Bachelor's Gerontoloy (2010)

Biographical Information

Gabriel Wyner - Gabriel wrote the book "Fluent Forever: How to learn any language and never forget it" (Harmony/Penguin Random House) in 2014. It has since sold more than 250,000 copies in more than 10 translations, and became a WSJ national bestseller. In 2014, he launched a Kickstarter to generate pronunciation training resources that worked well with his book. Overshooting his goal by more than 9x, he started a small company using proceeds from that initial crowdfunding effort. That company grew each year until in 2017, he launched a second crowdfunding campaign to develop and launch an app that automated the entire Fluent Forever method. That campaign ultimately brought in $1.5M and became the most successful crowdfunding for an app in history. In 2018, he founded the Fluent Forever C Corporation, took on investment capital and served as the company's CEO through December 2022. He now serves as Executive Chairman. Prior to his work on languages, he was an opera singer, getting his Masters in Song and Oratorio from the Konservatorium Wien Privatuniverstität in Vienna, Austria in 2013, and dual degrees in Vocal Arts Performance (B.M.) and Mechanical Engineering (B.S.) in 2007.

Heather Tucker - Heather began working at Fluent Forever in 2016, holding various operations titles (Executive Assistant (2016-2017), Operations Manager (2017-2018), Director of Operations (2018-2021), VP of Operations (2021-2022) and now serves as CEO. Her prior roles included Heather co-founding PhotographySchool.NL in 2011-2017. Before that, Heather was a Travel Expert at Jetsetter, part of Gilt Group (2011-2013). At Victim Support, she was responsible for setting up a Children and Young Persons Support Service from 2003-2007. She's a University of Portsmouth alumnus, having graduated in 2010 with a master's degree in Criminology and Criminal Psychology.

Ashley Whitehurst - Ashley has held the title of Managing Director of the LAUNCH Syndicate since 2018, and as such, she has sat on numerous boards of directors for portfolio companies. Prior to that point, she served as Jason Calacanis' chief of staff from 2016-2018. She began her tenure at LAUNCH as an Executive Assistant (2015-2016). Her prior roles also included management; she was a Facility Manager and HR Administrator at Pedes Orange County from 2011 to 2014. She's a San Diego State University alumnus, having graduated in 2010 with a Bachelor's Degree in Gerontology.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company currently has **2** employees in Washington and Alabama.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 8,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 3,737,454 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,812,129 shares of Common Stock and 3,594,519 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,812,129
Par Value Per Share	$.00001
Voting Rights	Holders of common stock are entitled to one vote for each share held and do not have cumulative voting rights. Holders of common are subject to the terms of a Stockholders Agreement whereby they shall vote to ensure that the size of the Board of Directors shall be set and remain at one director, Mr. Gabriel Wyner or his designee.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Type	Series Seed Preferred Stock
Amount Outstanding	3,594,519
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes.
Other Rights	The capitalized terms used in this section have the meanings set forth in the Company's Certificate of Incorporation. Series Seed Preferred Stockholders are entitled to Preferred Liquidation Amounts upon a liquidation of the Company equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. Except as provided by law or by the other provisions of this Amended and Restated Certificate of incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. The Company shall not, either directly or indirectly, take certain actions without the approval of the majority vote of the shares of Preferred Stock including winding up or liquidating the business, increasing or decreasing the number of directors of the Company, amending the Certificate of Incorporation or selling or transferring the assets or intellectual property of the Company outside of the ordinary course of business and as otherwise state in the Certificate of Incorporation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Security. The holders of the Company's Preferred Stock have the power to elect one director to the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Company's stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd Note
Face Value	$257,262
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The capitalized terms not otherwise defined in this section have the meanings set forth in the Crowd Note. The Valuation Cap is $8,500,000. Upon the occurrence of a Qualified Equity Financing (receipt of gross proceeds of not less than $1,000,000, excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales), the Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. If the Investor is not a Major Investor (an investor who has invested $25,000 or more), the Investor shall receive shares of a Shadow Series with certain limited rights. If the Corporate Transaction (including, an acquisition, merger, IPO occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either: i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or ii. Obtaining the Corporate Transaction Payment. b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a) of the Crowd Note.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Crowd Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Warrant to Purchase Shares (Common Stock)
Amount Outstanding	9,846
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The capitalized terms used in this chart have the meanings set forth in the Warrant. This Warrant has an exercise price of $0.25 and an expiration date of April 30, 2029. This Warrant shall be exercisable, in whole or in part, during the term beginning on the date hereof and ending in accordance with Section 14 of the Warrant. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to a number of shares of the Company's shares of Common Stock as set forth in the Warrant. If the Holder has not elected to exercise this Warrant prior to the expiration of this Warrant, then this Warrant shall automatically (without any act on the part of the Holder) be exercised pursuant to Section 5 of the Warrant effective immediately prior to the expiration of the Warrant to the extent such net issue exercise would result in the issuance of Shares. This Warrant shall expire and no longer be exercisable upon the earlier of (a) the consummation of any Change of Control (as defined in the Warrant) or (b) 5:00 p.m. Eastern time on the ten (10) year anniversary of the issuance date of this Warrant. The Company will provide the Holder with at least ten (10) days written notice prior to any Change of Control.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Warrants or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Options to Purchase Common Stock*
Amount outstanding	996,794
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any

	shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*All awards have been issued under the Amended and Restated 2018 Fluent Forever, Inc. Stock Incentive Plan (the "Plan"). There are 1,238,465 shares authorized for issuance under the Plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$1,010,936
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $25,000,000. The "Discount Rate" is 85%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$586,982.50
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $35,000,000. The "Discount Rate" is 85%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Series 2022 Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	$290,010.30*
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

 *Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Government Loan
Creditor	Small Business Administration (EIDL)
Amount Outstanding	$235,122
Interest Rate and Amortization Schedule	3.5% interest; $1,073 paid monthly beginning October 2022
Description of Collateral	The Collateral includes the following property that Borrower (Fluent Forever Inc)now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code
Other Material Terms	Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal. Each payment will be made when due even if at that time the full amount of the Loan has not yet been advanced or the authorized amount of the Loan has been reduced. The Company will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which will be deducted from the Loan amount stated above.
Maturity date	April 20, 2050
Date Entered Into	April 1, 2020

Type	Credit Cards
Creditor	Brex, Inc.
Amount Outstanding	$25,266.47*
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	The Company's expenses are consolidated into one monthly payment that is deducted automatically from the Company's linked account. Brex does not charge fees or interest on the Company's Brex card. Instead, Brex receives a small fee from the merchant for each purchase the Company makes with its Brex card.
Maturity Date	N/A
Date Entered Into	December 10, 2020

*This is usually $16,000 to $18,000 per month and paid off each month.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Fluent Forever Holdings, Inc.	2,500,000, Common Shares	33%

*On a fully diluted basis; Fluent Forever Holdings, Inc. is owned and controlled by Gabriel Wyner who owns 100% of the issued and outstanding shares.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,242,972	$46,990	$5,342

Operations

Fluent Forever Inc. (the "**Company**") was incorporated on April 12, 2018 under the laws of the State of Delaware, and is headquartered in Chicago, Illinois. The Company is currently also conducting business under the name of "Fluent Forever".

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

On October 26, 2022, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $290,010.30.

The Company has no other sources of capital in addition to the proceeds from the Regulation CF Offering.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The Company underwent a substantive restructuring in December of 2022 in order to reduce burn. Three executives (Gabriel Wyner, John Rush, Evan Walther) had their role sizes reduced, and we did some additional reductions in force. We also made some restructuring changes in March 2023, reducing our workforce by one employee and one independent contractor to further cut costs.

As a result of those efforts, we were cash flow positive from January 2023 – September 2023, and have kept our net burn low enough to maintain a >24 month runway for October 2023 – February 2024. We are doing various experiments with paid advertising with the goal of ramping up revenue and returning to profitable status in 2024.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd Note^	$257,262.00	1	Software development, content development, marketing, salaries	April 9, 2019	Regulation CF
SAFE (Simple Agreement for Future Equity)*	$100,000	1	Software development, content development, marketing, salaries	April 28, 2019	Reg D 506(b)
Warrant*	9,846 shares	1	Software development, content development, marketing, salaries	April 30, 2019	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)*	$100,000	2	Software development, content development, marketing, salaries	June 17, 2019 and June 20, 2019	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)*	$474,750	8	Software development, content development, marketing, salaries	July 30, 2019 through August 15, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)*	$1,659,300	25	Software development, content development, marketing, salaries	August 7, 2019 through January 7, 2020	Reg D 506(b)
Preferred Stock	$1,499,967.00	3,737,454	Software development, content development, marketing, salaries	October 28, 2020	Reg D 506(b)

SAFE (Simple Agreement for Future Equity)*	$1,004,666.00	8	Software development, content development, marketing, salaries	June 8, 2020 through June 22, 2020	Section 4(a)(2)
Convertible Notes*	$100,000.00	2	Software development, content development, marketing, salaries	April 20, 2020	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$1,010,936.00	11	Software development, content development, marketing, salaries	June 22, 2021 through July 20, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$586,982.50	3	Software development, content development, marketing, salaries	March 1, 2022 through April 1, 2022	Reg D 506(c)
Crowd SAFE (Crowd Simple Agreement for Future Equity)	$290,010.30	373	Basic Operating Expenses; Expanded Operating Expenses; Marketing Expenses; Sales	October 26, 2022	Regulation CF

^1 Crowd Note is reflected on the Company's capitalization table; upon conversion 458 investors will receive shares.
*Converted to Preferred Stock.
#Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None. The Company has not conducted transactions with related persons.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Heather Tucker
(Signature)
Heather Tucker
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gabriel Wyner
(Signature)
Gabriel Wyner
(Name)
Director and Executive Chairman
(Title)
April 30, 2024
(Date)
/s/ Ashley Whitehurst
(Signature)
Ashley Whitehurst
(Name)
Director
(Title)
April 30, 2024
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Heather Tucker, CEO of Fluent Forever Inc., certify that:

(1) the financial statements of Fluent Forever Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Fluent Forever Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Fluent Forever Inc. filed for the fiscal year ended December 31, 2023.

Dated: April 30, 2024

Signature: /s/ Heather Tucker

Title: Chief Executive Officer

Fluent Forever Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1001 FF DE Main Business Account (8584)	0.00
1002 FF DE Payroll (8597)	0.00
1003 Transferwise / Community Federal Savings	0.39
1004 Brex Checking	230,399.84
1005 Stripe Account	6,610.84
1006 PayPal	184.60
1007 Clearbanc - cash advance	25.44
1008 Business Advtg Chk 7107 (PPP & EIDL)	0.00
1009 PayPal 2	878.74
1010 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$ 238,099.85**
Accounts Receivable	
1100 Accounts Receivable (A/R)	2,381.75
Total Accounts Receivable	**$ 2,381.75**
Other Current Assets	
1110 Apple Payments Clearing	8,322.60
1120 Google Play Clearing	-978.72
1130 Paypal Clearing	1,347.32
1135 Prepaid Interest	0.05
1190 Employee Advance	0.00
1310 Prepaid Expenses	5,313.42
1410 Loan To S Corp	0.00
Total Other Current Assets	**$ 14,004.67**
Total Current Assets	**$ 254,486.27**
Fixed Assets	
1600 Intangible Assets	
1610 Patent	812,272.00
1620 Accumulated Amortization	-74,457.46
Total 1600 Intangible Assets	**$ 737,814.54**
Total Fixed Assets	**$ 737,814.54**
Other Assets	
1700 Prepaid Credit Card	0.00
Uncategorized Asset	0.00
Total Other Assets	**$ 0.00**
TOTAL ASSETS	**$ 992,300.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

Accounts Payable		
2000 Accounts Payable (A/P)		584.00
Total Accounts Payable	$	**584.00**
Credit Cards		
2001 AMEX (Hilton Honors) - 01001		371.06
2002 AMEX (Blue Business Plus)-51001		516.86
2003 AMEX (Delta Skymiles)-81001		0.00
2005 AMEX (Hilton Honors) - 71007 - Inactive?		0.00
2006 Capital One (Spark 4080)		-133.88
2008 Citi Card		0.00
2010 Bank of America 9641 (combined)		0.00
2011 BOA - John Rush - #1726		0.00
2012 BOA - Heather Tucker - #2227		0.00
2013 BOA - Gabriel Wyner -8896 (from.7490 and 5395))		0.00
2014 BOA - Gaston Blanchet - #4791		0.00
2015 BOA - Evan Walther - #0863		0.00
2016 Matej Credit Card		0.00
2017 Will DE Creditcard 7095		0.00
2018 BOA - Chris DE Creditcard #2377		0.00
Total 2010 Bank of America 9641 (combined)	$	0.00
2020 Brex Credit Card		4,240.80
2030 Bank of America 3823 - Travel Rwds		0.00
Total Credit Cards	$	**4,994.84**
Other Current Liabilities		
2040 Payroll Liabilities		750.00
2041 Payroll Tax Payable		216.02
2042 Health Insurance Payable		6,032.59
2043 Payroll Wages Payable		0.00
Total 2040 Payroll Liabilities	$	6,998.61
2050 Sales Tax		-9,174.17
2060 Loan From FF (C-Corp) to S Corp		0.00
2070 Clearbanc Loan (10-15-2019)		0.00
2072 Bluevine LOC		0.00
2074 Deferred Revenue MXU		36,199.06
2075 Deferred Revenue		324,781.42
2076 Accrued Expenses		561.58
2077 R&D Tax Credit Advance		10,662.94
2079 Arc Loan		-3.87
Total Other Current Liabilities	$	**370,025.57**
Total Current Liabilities	$	**375,604.41**
Long-Term Liabilities		
2080 Economic Injury Disaster Loan (Apr 2020)		237,199.89
2090 Paycheck Protection Program (May 2020)		0.00
Total Long-Term Liabilities	$	**237,199.89**
Total Liabilities	$	**612,804.30**
Equity		
3000 Common Stock		29.67

3010 Preferred Stock		35.95
3020 Investor Capital - Safe Notes		2,119,722.15
3022 Paid In Capital		6,218,479.53
3030 Interest on Note		-10,000.00
3200 Opening Balance Equity		0.00
3250 Owner's Pay & Personal Expenses		0.00
3300 Retained Earnings		-8,124,087.51
Net Income		175,316.72
Total Equity	$	**379,496.51**
TOTAL LIABILITIES AND EQUITY	$	**992,300.81**

Fluent Forever Inc.
Profit and Loss
January - December 2023

	Total
Income	
4002 App Income	
4002.1 Website App Income	883,419.87
4002.2 Apple App Income	258,646.23
4002.3 Google App Income	90,021.46
Total 4002 App Income	$ **1,232,087.56**
4004 Ecommerce Income	28,551.00
4006 Refund	-65,262.66
4008 Legacy Revenue	27,685.00
4010 Disputes	-6,313.50
4011 Discounts	2,307.97
4012 MXU Special Project Income	265,323.89
4013 Other Special Project Income	12,987.00
Total Income	$ **1,497,366.26**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Servers & Software	111,497.93
5040 Merchant Fees	112,797.57
5050 Contractors - MXU	206,108.46
Total 5000 Cost of Goods Sold	$ **430,403.96**
Total Cost of Goods Sold	$ **430,403.96**
Gross Profit	$ **1,066,962.30**
Expenses	
6000 Payroll Expenses	
6010 Salaries & Wages	194,807.41
6020 Payroll Taxes	17,488.57
6030 Employee Benefits	8,946.08
6050 UnEmployment Tax	116.46
6060 Payroll Processing Fees	2,609.09
6080 Workers Comp	467.87
Total 6000 Payroll Expenses	$ **224,435.48**
6100 Professional Fees	
6110 Accounting	45,306.12
6120 Legal Fees	18,453.16
6140 Other Professional Fees	5,792.16
Total 6100 Professional Fees	$ **69,551.44**
6200 Contractors	510,602.21
6300 Advertising & Marketing	
6310 Advertising	15,614.36
6320 Digital Services	34,405.70
Total 6300 Advertising & Marketing	$ **50,020.06**

6400 Occupancy Costs		
6420 Utilities		110.58
Total 6400 Occupancy Costs	$	**110.58**
6500 Office/General Administrative Expenses		
6530 Insurance		8,671.40
6537 Meals & Entertainment		17.15
6550 Postage & Delivery		73.99
6565 Office Supplies & Software		80,336.74
6580 Gifts		1,370.44
6585 Affiliate Commission		3,215.80
Total 6500 Office/General Administrative Expenses	$	**93,685.52**
6800 Auto Expense		
6810 Parking & Tolls		15.83
Total 6800 Auto Expense	$	**15.83**
9100 Taxes & Licenses		1,784.29
9110 State Filling Fee		1,211.00
9140 Interest Expense		8,973.64
Total Expenses	$	**960,390.05**
Net Operating Income	$	**106,572.25**
Other Income		
4030 Other Income		109,357.63
Total Other Income	$	**109,357.63**
Other Expenses		
Unrealized Gain or Loss		0.00
9150 Depreciation & Amortization Expense		40,613.16
Total Other Expenses	$	**40,613.16**
Net Other Income	$	**68,744.47**
Net Income	$	**175,316.72**

Wednesday, Feb 14, 2024 01:22:13 PM GMT-8 - Accrual Basis

Fluent Forever Inc.
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		175,316.72
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1100 Accounts Receivable (A/R)		15,073.00
1110 Apple Payments Clearing		10,731.29
1120 Google Play Clearing		251.18
1130 Paypal Clearing		-1,347.32
1310 Prepaid Expenses		13,575.64
1620 Intangible Assets:Accumulated Amortization		40,613.16
2000 Accounts Payable (A/P)		-392.75
2020 Brex Credit Card		-14,969.80
2042 Payroll Liabilities:Health Insurance Payable		1,562.35
2050 Sales Tax		-9,451.38
2075 Deferred Revenue		-110,257.18
2076 Accrued Expenses		-22,695.21
2077 R&D Tax Credit Advance		6,325.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	70,981.45
Net cash provided by operating activities	$	104,335.27
FINANCING ACTIVITIES		
2080 Economic Injury Disaster Loan (Apr 2020)		-4,975.36
Net cash provided by financing activities	-$	4,975.36
Net cash increase for period	$	99,359.91
Cash at beginning of period		138,739.94
Cash at end of period	$	238,099.85